UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of Februry 2013.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)
RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012 (Unaudited)
(FROM APRIL 1, 2012 TO DECEMBER 31, 2012) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Februry 15, 2013
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012 (Unaudited)

(FROM APRIL 1, 2012 TO DECEMBER 31, 2012)

CONSOLIDATED

Released on February 15, 2013

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012 (Unaudited)

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions
	(except per share amounts)
	For the nine months ended December 31
	2011	2012
Net sales	¥514,733	¥523,210
Operating income	54,295	44,702
Income from continuing operations before income taxes	48,793	39,512
Income from continuing operations attributable to Nidec Corporation	34,545	30,308
Loss on discontinued operations attributable to Nidec Corporation	(2,891)	(2,092)
Net income attributable to Nidec Corporation	¥31,654	¥28,216
Per share data
Earning per share - basic
Income from continuing operations attributable to Nidec Corporation	¥239.07	¥209.60
Loss on discontinued operations attributable to Nidec Corporation	(9.21)	-
Net income attributable to Nidec Corporation	229.86	209.60
Earning per share - diluted
Income from continuing operations attributable to Nidec Corporation	¥223.50	¥195.59
Loss on discontinued operations attributable to Nidec Corporation	(8.63)	-
Net income attributable to Nidec Corporation	¥214.87	¥195.59

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Yen in millions
	For the nine months ended December 31
	2011	2012

Consolidated net income	¥34,545	¥30,308
Other comprehensive income (loss), net of tax	(22,253)	23,261
Total comprehensive income (loss)	12,292	53,569
Less: Comprehensive (income) loss attributable to noncontrolling interests	(2,135)	(2,488)
Comprehensive income (loss) attributable to Nidec Corporation	¥10,157	¥51,081

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	2012
	March 31	December 31
Current assets	¥439,287	¥479,636
Investments	15,572	15,746
Property, plant, equipment and others	345,542	466,859
Total assets	800,401	962,241

Current liabilities	252,360	342,567
Long-term liabilities	122,430	177,210
Total liabilities	374,790	519,777
Total Nidec Corporation shareholders’ equity	370,182	402,870
Noncontrolling interests	55,429	39,594
Total liabilities and equity	¥800,401	¥962,241

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	For the nine months ended December 31
	2011	2012
Net cash provided by operating activities	¥42,149	¥65,653
Net cash used in investing activities	(24,300)	(127,405)
Net cash provided by financing activities	13	75,221
Effect of exchange rate changes on cash and cash equivalents	(6,577)	7,626
Net increase in cash and cash equivalents	11,285	21,095
Cash and cash equivalents at beginning of period	94,321	130,290
Cash and cash equivalents at end of period	¥105,606	¥151,385

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “forecast” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of certain factors, including, but not limited to, (i) general economic conditions in the computer, information technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, particularly levels of consumer spending, (ii) the effectiveness of our measures designed to streamline our business structure and the impact of expenses relating to streamlining our business structure and other adjustments, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar, the Euro and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (v) the Nidec Group’s ability to acquire and successfully integrate companies with complementary technologies and product lines, including, but not limited to, Nidec Motor Corporation, Nidec Seimitsu Corporation, Nidec Minster Corporation, Nidec ASI S.p.A., Nidec Sankyo Corporation, Avtron Industrial Automation Inc., SCD Co., Ltd., Kinetek Group Inc. and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd., (vi) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations, and (vii) direct and indirect impact of the floods in Thailand.

As used in this document, references to “we,” ”our,” “us” and "Nidec Group" are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, “Euro” or “€” means the lawful currency of those member states of the European Union which are participating in the European Economic and Monetary Union pursuant to the Treaty of the European Union, and “Japanese yen,” “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Nine Months Ended December 31, 2012 Compared to Nine Months Ended December 31, 2011 (Unaudited)

The global economic condition during the nine months ended December 31, 2012 remained challenging with few notable signs of improvement in the stagnant economies in Europe, China and other newly emerging countries. Although the Japanese yen depreciated against other currencies due to expectations of the new Japanese government’s monetary easing measures, the effects were overshadowed by concerns over the so-called “fiscal cliff” in the United States toward the end of the year.

The demand for some of our major products, including components for personal computers, digital cameras and LCD panel manufacturing equipment, began to rapidly decline in the middle of the third quarter ended December 31, 2012. As a result, the operation rates and the capacity utilization rates of our manufacturing facilities for those products significantly decreased, and we incurred expenses in connection with streamlining our business structure. We expected that this declining trend in the demand for our products will continue in the fourth quarter ending March 31, 2013. In an effort to promptly respond to the increasingly challenging business environment and improve our profitability, we have begun to formulate and implement measures to streamline our business structure since the latter half of the three months ended December 31, 2012, and we expect to incur expenses relating to additional measures to streamline our business structure and other adjustments in the three months ending March 31, 2013.

As of March 31, 2012, we discontinued our lens actuator (“LAC”) business which had previously been included in the “other small precision brushless DC motors” product category. As of the same date, we also discontinued our tape drive and disk drive mechanism (“PGN”) businesses and our compact digital camera lens unit (“CLU”) business, both of which had previously been included in the “electronic and optical components” product category. All prior period LAC, PGN and CLU amounts have been reclassified to discontinued operations pursuant to the ASC 205-20 “Presentation of Financial Statements-Discontinued Operations” to enable comparisons between the relevant amounts for the nine months ended December 31, 2011 and 2012.

Net Sales

	(Yen in millions) For the nine months ended December 31,
	2011	2012	Inc/Dec	Inc/Dec %
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥131,434	¥125,540	¥(5,894)	(4.5) %
Other small precision motors *1 *3	117,752	117,425	(327)	(0.3)
Sub-total	249,186	242,965	(6,221)	(2.5)
Automotive, appliance, commercial and industrial products *2	156,349	174,238	17,889	11.4
Machinery	50,139	46,499	(3,640)	(7.3)
Electronic and optical components *3	52,934	53,484	550	1.0
Others *2	6,125	6,024	(101)	(1.6)
Consolidated total	¥514,733	¥523,210	¥8,477	1.6%

Notes:

*1: Starting in the six months ended September 30, 2012, the “small precision motors” product category is divided into “hard disk drives spindle motors” and “other small precision motors.” To enable comparisons between periods, previously reported amounts have been reclassified.

*2: Starting in the six months ended September 30, 2012, the “general motors” product category is renamed as “automotive, appliance, commercial and industrial products” and the automotive components that were previously included in the “other” product category have been reclassified to the “automotive, appliance, commercial and industrial products” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

*3: Starting in the nine months ended December 31, 2012, the motor application products that were previously included in the “electronic and optical components” product category have been reclassified to the “small precision motors” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Our net sales increased ¥8,477 million, or 1.6%, from ¥514,733 million for the nine months ended December 31, 2011 to ¥523,210 million for the nine months ended December 31, 2012. This increase was mainly due to the net sales of newly consolidated subsidiaries, including:

O

Nidec Seimitsu Corporation and its subsidiaries (“Nidec Seimitsu”), a Japanese manufacturer of vibration motors for mobile phones and other small precision DC motors, which we acquired in July 2011,

O

Nidec Minster Corporation (renamed from “The Minster Machine Company”) and its subsidiaries (“Nidec Minster”), a U.S. manufacturer of press machines, which we acquired in April 2012,

O

Nidec ASI S.p.A. (renamed from “Ansaldo Sistemi Industriali S.p.A.”) and its subsidiaries (“Nidec ASI”), an Italian manufacturer of industrial motors, generators and drives, which we acquired in May 2012,

O

Avtron Industrial Automation, Inc. (“Avtron”), a U.S. provider of control, automation and drive-systems solutions and manufacturer of encoders, which we acquired in September 2012, and

O

Kinetek Group Inc. (“Kinetek”), a U.S. manufacturer of commercial motors, which we acquired in November 2012.

Excluding the impact of the contributions of the newly consolidated subsidiaries, our net sales decreased ¥24,408 million, or 4.8%, from ¥506,150 million for the nine months ended December 31, 2011 to ¥481,742 million for the nine months ended December 31, 2012. This was mainly due to decreases in sales of products in the “small precision motors” and “machinery” categories. The decreases in sales were primarily due to weaker demand. The declining trends in demand for our products are expected to continue in the fourth quarter ending March 31, 2013.

The average exchange rate between the Japanese yen and the U.S. dollar for the nine months ended December 31, 2012 was ¥80.00 to the dollar, which represents a depreciation of the Japanese yen against the U.S. dollar of ¥0.99, or approximately 1%, compared to the nine months ended December 31, 2011. The average exchange rate between the Japanese yen and the Euro for the nine months ended December 31, 2012 was ¥102.17 to the Euro, which represents an appreciation of the Japanese yen against the Euro of ¥8.47, or approximately 8%, compared to the nine months ended December 31, 2011. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥1,000 million, but had a negative effect on our operating income of approximately ¥800 million, for this nine-month period compared to the same period of the prior year. The negative effect of foreign currency exchange rate fluctuations on our operating income mainly resulted from our “automotive, appliance, commercial and industrial products” category, a portion of whose sales were denominated in Euro while a portion of related costs were denominated in other currencies, including U.S dollars.

Any appreciation of the Japanese yen particularly against the U.S. dollar and Euro generally has an adverse impact on our results of operations and financial condition, particularly our net sales and income from continuing operations before income taxes as well as our shareholders’ equity, as we have a substantial amount of sales of products and purchases of inventory denominated in these foreign currencies, and we have expanded, and continue to seek opportunities to expand, our overseas operations. Conversely, any future depreciation of the Japanese yen against the U.S. dollar and Euro is generally expected to have a positive impact on our results of operations and financial condition although the impact may be limited due to various factors. Such factors include an increase in expenses incurred in U.S. dollars or Euro in connection with streamlining the business structure of our overseas operations, as well as the recent shift in our financing strategy from short-term borrowings to long-term debt denominated in U.S. dollars, Euro and Japanese yen, as a result of which we may be more susceptible to market changes, including interest rate fluctuations. For more information on our recent acquisitions, see “Liquidity and Capital Resources” below.

(Small precision motors)

Starting in the six months ended September 30, 2012, the “small precision motors” product category is divided into “hard disk drives spindle motors” and “other small precision motors.” In addition, starting in the nine months ended December 31, 2012, the motor application products that were previously included in the “electronic and optical components” product category are reclassified to the “small precision motors” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of small precision motors decreased ¥6,221 million, or 2.5%, from ¥249,186 million for the nine months ended December 31, 2011 to ¥242,965 million for the nine months ended December 31, 2012. The depreciation of the Japanese yen and other Asian currencies against the U.S. dollar had a positive effect on our sales of small precision motors of approximately ¥2,600 million for this nine-month period compared to the same period of the prior year. Net sales of each product group included in “small precision motors” are as discussed below.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors decreased ¥5,894 million, or 4.5%, from ¥131,434 million for the nine months ended December 31, 2011 to ¥125,540 million for the nine months ended December 31, 2012. The number of units sold of small precision motors for hard disk drives for the nine months ended December 31, 2012 decreased approximately 12% compared to the nine months ended December 31, 2011. The average unit price of small precision motors for hard disk drives for the nine months ended December 31, 2012 increased approximately 7% on a U.S. dollar basis compared to the nine months ended December 31, 2011. The 7% increase in the average unit price was mainly due to a change in the product mix and surcharges we charged to customers in response to increases in production costs. On a Japanese yen basis, the average unit price of small precision motors for hard disk drives for the nine months ended December 31, 2012 increased approximately 8% compared to the nine months ended December 31, 2011, reflecting the 1% depreciation of the Japanese yen against the U.S. dollar.

Sales of spindle motors for 2.5-inch hard disk drives for the nine months ended December 31, 2012 decreased approximately 5% compared to the nine months ended December 31, 2011, and sales of spindle motors for 3.5-inch hard disk drives for the nine months ended December 31, 2012 decreased approximately 3% compared to the nine months ended December 31, 2011. The number of units sold of spindle motors for 2.5-inch hard disk drives for the nine months ended December 31, 2012 decreased approximately 10% compared to the nine months ended December 31, 2011, and the number of units sold of spindle motors for 3.5-inch hard disk drives for the nine months ended December 31, 2012 decreased approximately 13% compared to the nine months ended December 31, 2011. The average unit price of spindle motors for 2.5-inch hard disk drives for the nine months ended December 31, 2012 increased approximately 5% on a U.S. dollar basis and increased approximately 6% on a Japanese yen basis compared to the nine months ended December 31, 2011. The average unit price of spindle motors for 3.5-inch hard disk drives for the nine months ended December 31, 2012 increased approximately 10% on a U.S. dollar basis and increased approximately 11% on a Japanese yen basis compared to the nine months ended December 31, 2011.

Net sales of hard disk drives spindle motors accounted for 25.5% of total net sales for the nine months ended December 31, 2011 and 24.0% of total net sales for the nine months ended December 31, 2012.

Other small precision motors

Net sales of other small precision motors decreased ¥327 million, or 0.3%, from ¥117,752 million for the nine months ended December 31, 2011 to ¥117,425 million for the nine months ended December 31, 2012. This was primarily due to a decrease in sales of other small precision brushless DC motors. Sales of other small precision brushless DC motors at Nidec Corporation and its direct-line subsidiaries for the nine months ended December 31, 2012 decreased approximately 11% compared to the nine months ended December 31, 2011. This decrease was mainly due to an approximately 13% decrease in the number of units sold for the nine months ended December 31, 2012 compared to the nine months ended December 31, 2011. The decrease in sales of other small precision brushless DC motors was partially offset by the contribution of Nidec Seimitsu for the entire nine months ended December 31, 2012 whereas Nidec Seimitsu’s net sales were included in our consolidated net sales for the nine months ended December 31, 2011 only after our acquisition on July 1, 2011. Nidec Seimitsu’s sales for the three months ended June 30, 2012 were ¥3,369 million. Sales of brushless DC fans at Nidec Corporation and its direct-line subsidiaries for the nine months ended December 31, 2012 increased approximately 4% compared to the nine months ended December 31, 2011. This was mainly due to a 13% increase in the average unit price on a U.S. dollar basis although the number of units sold for the nine months ended December 31, 2012 decreased approximately 10% compared to the nine months ended December 31, 2011.

Net sales of other small precision motors accounted for 22.9% of total net sales for the nine months ended December 31, 2011 and 22.4% of total net sales for the nine months ended December 31, 2012.

(Automotive, appliance, commercial and industrial products)

Starting in the six months ended September 30, 2012, the “general motors” product category is renamed as “automotive, appliance, commercial and industrial products” and the automotive components that were previously included in the “other” product category are reclassified to the “automotive, appliance, commercial and industrial products” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of our automotive, appliance, commercial and industrial products increased ¥17,889 million, or 11.4%, from ¥156,349 million for the nine months ended December 31, 2011 to ¥174,238 million for the nine months ended December 31, 2012. This increase was primarily due to the contribution of Nidec ASI, Avtron and Kinetek. Excluding the impact of the newly consolidated subsidiaries, net sales of automotive, appliance, commercial and industrial products decreased ¥2,880 million, or 1.8%, from ¥156,349 million for the nine months ended December 31, 2011 to ¥153,469 million for the nine months ended December 31, 2012. This decrease was primarily due to a decrease in sales of appliance, commercial and industrial products of ¥4,903 million, or 5.2%, between the two nine-month periods, partially offset by a ¥2,023 million increase in sales of automotive products between the same periods. The decrease in sales of appliance, commercial and industrial products was mainly due to a decrease in sales at the Nidec Motor group of ¥4,369 million, or 7%, and a decrease in sales at the Nidec Techno Motor group of ¥2,386 million, or 8%, between the same nine-month periods, primarily reflecting weaker market demand for home appliances in Europe and the United States.

Net sales of automotive products for the nine months ended December 31, 2012 increased ¥2,022 million, or 3.3%, compared to the nine months ended December 31, 2011. This was mainly due to an approximately 14% increase in sales of automotive motors for electric power steering at Nidec Corporation and its direct-line subsidiaries mainly as a result of our efforts to expand our customer base, and due to an approximately 7% increase in sales of automotive products for control valve assembly products for continuously variable transmissions (CVTs) at Nidec Tosok Corporation. The increase in sales of the automotive products was partially offset by a decrease in sales of Nidec Motors & Actuators Corporation.

For the three months ended December 31, 2012 compared to the three months ended September 30, 2012, net sales of automotive products decreased 4.3% mainly due to decreasing demand for control valve assembly products for CVTs at the Nidec Tosok group in markets in China and Europe.

Net sales of automotive, appliance, commercial and industrial products accounted for 30.4% of our total net sales for the nine months ended December 31, 2011 and 33.3% of total net sales for the nine months ended December 31, 2012.

(Machinery)

Net sales of our machinery decreased ¥3,640 million, or 7.3%, from ¥50,139 million for the nine months ended December 31, 2011 to ¥46,499 million for the nine months ended December 31, 2012. The decrease was mainly due to a decrease in sales of products such as LCD panel handling robots at the Nidec Sankyo group of ¥8,271 million, or 40%, resulting from the weakening demand for LCD television sets, and due to a decrease in sales of press machines for electronic components at the Nidec-Shimpo group of ¥1,817 million, or 12%. The decreases in sales of these machinery products were partially offset by ¥8,302 million in sales at Nidec Minster, which we acquired in April 2012.

Net sales of machinery accounted for 9.7% of our total net sales for the nine months ended December 31, 2011 and 8.9% of total net sales for the nine months ended December 31, 2012.

(Electronic and optical components)

Starting in the nine months ended December 31, 2012, the motor application products that were previously included in the “electronic and optical components” product category are reclassified to the “small precision motors” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of our electronic and optical components increased ¥550 million, or 1.0%, from ¥52,934 million for the nine months ended December 31, 2011 to ¥53,484 million for the nine months ended December 31, 2012. This was primarily due to increased sales at the Nidec Copal group (after adjustments for discontinued operations) of ¥2,048 million, or 7%, and increased sales at the Nidec Sankyo group of ¥389 million, or 4%, which were partially offset by a decrease in sales at the Nidec Copal Electronics group of ¥1,888 million, or 13%. The sales increase at the Nidec Copal group mainly reflected stronger demand for lenses and other components for single-lens digital cameras, which was partially offset by a decrease in sales of components for compact digital cameras. The sales increase at the Nidec Sankyo group mainly reflected the positive impact of newly consolidated subsidiaries, including Tammy Corporation, a Japanese manufacturer of precision component molds, which we acquired in November, 2011. The decrease in sales at the Nidec Copal Electronics group was mainly due to weaker investments in the semiconductor manufacturing equipment, pneumatic and information-communications industries.

For the three months ended December 31, 2012 compared to the three months ended September 30, 2012, net sales of electronic and optical components decreased 15.3% primarily due to decreasing customer demand for such products as components for compact digital cameras and lenses for single-lens digital cameras at Nidec Copal.

Net sales of electronic and optical components accounted for 10.3% of our total net sales for the nine months ended December 31, 2011 and 10.2% of total net sales for the nine months ended December 31, 2012.

(Others)

Starting in the six months ended September 30, 2012, the automotive products that were previously included in the “other” product category are reclassified to the “automotive, appliance, commercial and industrial products” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of our other products decreased ¥101 million, or 1.6%, from ¥6,125 million for the nine months ended December 31, 2011 to ¥6,024 million for the nine months ended December 31, 2012.

Net sales of other products accounted for 1.2% of total net sales for the nine months ended December 31, 2012 remained at the same level compared to the nine months ended December 31, 2011.

Cost of Products Sold

Our cost of products sold increased ¥15,795 million, or 4.0%, from ¥396,419 million for the nine months ended December 31, 2011 to ¥412,214 million for the nine months ended December 31, 2012. Excluding the impact of Nidec Seimitsu, Minster, Nidec ASI, Avtron and Kinetek (“the Newly Consolidated Subsidiaries”), our cost of products sold decreased ¥10,207 million, or 2.6%, from ¥389,237 million for the nine months ended December 31, 2011 to ¥379,030 million for the nine months ended December 31, 2012. This decrease was mainly due to the overall decrease in sales.

As a percentage of net sales, our cost of products sold increased from 77.0% for the nine months ended December 31, 2011 to 78.8% for the nine months ended December 31, 2012. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, cost of products sold increased from 76.9% for the nine months ended December 31, 2011 to 78.7% for the nine months ended December 31, 2012. This increase in the percentage excluding the impact of the Newly Consolidated Subsidiaries was mainly due to the impact of higher raw material and labor costs and decreases in the numbers of units sold of products with higher margins as well as declines in the operation rates and the capacity utilization rates of some of our manufacturing facilities.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥394 million, or 0.9%, from ¥41,527 million for the nine months ended December 31, 2011 to ¥41,921 million for the nine months ended December 31, 2012. Excluding the impact of the Newly Consolidated Subsidiaries, our selling, general and administrative expenses decreased ¥4,492 million, or 11.0%, from ¥40,683 million for the nine months ended December 31, 2011 to ¥36,191 million for the nine months ended December 31, 2012. This decrease was mainly due to the impact of the insurance recoveries associated with the flooding in Thailand that occurred in October 2011, a decrease in personnel expenses and lower losses related to fixed assets.

We have insurance policies which cover the physical damage directly caused to certain fixed assets and inventories by the flooding in Thailand that occurred in October 2011. We have recognized insurance recoveries up to the replacement costs incurred by the affected subsidiaries that were approved by the insurance company. For the nine months ended December 31, 2012, we recorded a net operating gain of ¥3,862 million.

For more information, see Note 11 to our unaudited consolidated interim financial statements included elsewhere in this report.

As a percentage of net sales, our selling, general and administrative expenses decreased from 8.1% for the nine months ended December 31, 2011 to 8.0% for the nine months ended December 31, 2012. Excluding the impact of the Newly Consolidated Subsidiaries and the insurance recoveries, as a percentage of net sales, our selling, general and administrative expenses decreased from 8.0% for the nine months ended December 31, 2011 to 7.5% for the nine months ended December 31, 2012.

Research and Development Expenses

Our research and development expenses increased ¥1,881 million, or 8.4%, from ¥22,492 million for the nine months ended December 31, 2011 to ¥24,373 million for the nine months ended December 31, 2012. Excluding the impact of the Newly Consolidated Subsidiaries, our research and development expenses increased ¥1,352 million, or 6.0%, from ¥22,470 million for the nine months ended December 31, 2011 to ¥23,822 million for the nine months ended December 31, 2012. This increase was mainly due to our increased investments in research and development activities relating to products in the “automotive, appliance, commercial and industrial products” category and the “small precision motors” category.

As a percentage of net sales, our research and development expenses increased from 4.4% for the nine months ended December 31, 2011 to 4.7% for the nine months ended December 31, 2012. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, our research and development expenses increased from 4.4% for the nine months ended December 31, 2011 to 4.9% for the nine months ended December 31, 2012.

Operating Income

As a result of the foregoing, our operating income decreased ¥9,593 million, or 17.7%, from ¥54,295 million for the nine months ended December 31, 2011 to ¥44,702 million for the nine months ended December 31, 2012.

As a percentage of net sales, our operating income decreased from 10.5% for the nine months ended December 31, 2011 to 8.5% for the nine months ended December 31, 2012.

Other Income (Expense)

Our other expenses decreased ¥312 million, or 5.7%, from ¥5,502 million for the nine months ended December 31, 2011 to ¥5,190 million for the nine months ended December 31, 2012. Excluding the impact of the Newly Consolidated Subsidiaries, our other expenses increased ¥151 million from ¥5,369 million for the nine months ended December 31, 2011 to ¥5,520 million for the nine months ended December 31, 2012. This increase was mainly due to an increase in interest expense as we incurred additional long-term debt and due to a larger net loss on marketable securities, reflecting the general declines in stock prices in Japan.

Our foreign exchange loss decreased ¥237 million, or 5.7%, from ¥4,163 million for the nine months ended December 31, 2011 to ¥3,926 million for the nine months ended December 31, 2012. Excluding the impact of the Newly Consolidated Subsidiaries, our foreign exchange loss increased ¥261 million from ¥4,038 million for the nine months ended December 31, 2011 to ¥4,299 million for the nine months ended December 31, 2012. This increase was mainly due to an increase in U.S.dollar-denominated liabilities for the nine months ended December 31, 2012 compared to the nine months ended December 31, 2011, despite the depreciation of the Japanese yen against the U.S. dollar on an average basis between the same two nine-month periods.

The following table sets forth the exchange rates between the Japanese yen and the U.S. dollar and between the Japanese yen and the Euro as of the dates indicated:

Currency	March 31, 2011	December 31, 2011	Fluctuation from March 31, 2011 to December 31, 2011	March 31, 2012	December 31, 2012	Fluctuation from March 31, 2012 to December 31, 2012
U.S. Dollar ($1.00)	¥83.15	¥77.74	¥(5.41)	¥82.19	¥86.58	¥4.39
Euro (€1.00)	¥117.57	¥100.71	¥(16.86)	¥109.80	¥114.71	¥4.91

Income from Continuing Operations before Income Taxes

As a result of the foregoing, our income from continuing operations before income taxes decreased ¥9,281 million, or 19.0%, from ¥48,793 million for the nine months ended December 31, 2011 to ¥39,512 million for the nine months ended December 31, 2012.

As a percentage of net sales, our income from continuing operations before income taxes decreased from 9.5% for the nine months ended December 31, 2011 to 7.6% for the nine months ended December 31, 2012.

Income Taxes

Our income taxes decreased ¥3,286 million, or 26.2%, from ¥12,532 million for the nine months ended December 31, 2011 to ¥9,246 million for the nine months ended December 31, 2012. This was primarily due to the decrease in income from continuing operations before income taxes.

The estimated effective income tax rate decreased 2.3 percentage points from 25.7% for the nine months ended December 31, 2011 to 23.4% for the nine months ended December 31, 2012. This is mainly due to the lower statutory tax rate, a decrease to nil of liabilities for unrecognized tax benefits and a decrease to nil of the impact of changes in Japanese income tax rate, partially offset by an increase in tax on undistributed earnings and other factors. Liabilities for unrecognized tax benefits decreased to nil because a subsidiary in Thailand was no longer required to accrue such liabilities starting in the current fiscal year pursuant to an agreement under the applicable bilateral advance pricing arrangement. Changes in Japanese income tax rates had an effect of increasing our effective tax rate for the nine months ended December 31, 2011 because the statutory tax rate applied to calculating our deferred tax assets and deferred tax liabilities was reduced to 38% or 36% from 41% in the nine-month period based on the recently enacted tax reform.

For more information, see Note 10 to our unaudited consolidated interim financial statements included elsewhere in this report.

Equity in Net Income of Affiliated Companies

Our equity in net income of affiliated companies increased ¥35 million from ¥7 million for the nine months ended December 31, 2011 to ¥42 million for the nine months ended December 31, 2012.

Income from Continuing Operations

As a result of the foregoing, our income from continuing operations decreased ¥5,960 million, or 16.4%, from ¥36,268 million for the nine months ended December 31, 2011 to ¥30,308 million for the nine months ended December 31, 2012.

Loss on Discontinued Operations

We had no loss on discontinued operations for the nine months ended December 31, 2012, while we recorded ¥1,723 million of loss on discontinued operations for the nine months ended December 31, 2011.

Consolidated Net Income

As a result of the foregoing, our consolidated net income decreased ¥4,237 million, or 12.3%, from ¥34,545 million for the nine months ended December 31, 2011 to ¥30,308 million for the nine months ended December 31, 2012.

Net Income Attributable to Noncontrolling Interests

Our net income attributable to noncontrolling interests decreased ¥799 million, or 27.6%, from ¥2,891 million for the nine months ended December 31, 2011 to ¥2,092 million for the nine months ended December 31, 2012. This decrease was primarily due to lower profitability of group companies in which we own less than 100%, including the Nidec Copal group. In addition, we entered into a share exchange transaction with Nidec Sankyo Corporation to make it a wholly owned subsidiary in October 2012.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, net income attributable to Nidec Corporation decreased ¥3,438 million, or 10.9%, from ¥31,654 million for the nine months ended December 31, 2011 to ¥28,216 million for the nine months ended December 31, 2012.

As a percentage of net sales, net income attributable to Nidec Corporation decreased from 6.1% for the nine months ended December 31, 2011 to 5.4% for the nine months ended December 31, 2012.

Segment Information

Based on the applicable criteria set forth in ASC 280, "Segment Reporting", we have 14 reportable operating segments on which we report in our consolidated financial statements. For the information required by ASC280, see Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, DC motors, fans, and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its automotive products business.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec Philippines segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produce and sell hard disk drive motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic parts.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Tosok segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive parts and machinery.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation (renamed from Nidec Techno Motor Holdings Corporation on April 1, 2012), a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec US Holdings Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell home appliance, commercial and industrial products. This segment also includes Nidec ASI, Avtron and Kinetek, which were newly consolidated in the nine months ended December 31, 2012.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators in France, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell automotive products.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

In accordance with ASC 205-20, “Presentation of Financial Statements—Discontinued Operations,” amounts in the segment information do not reflect discontinued operations, and previous periods’ segment information has been reclassified.

We evaluate performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management. The principal differences that affect segmental operating income or loss include accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The first of the following two tables shows net sales to external customers and other operating segments by reportable operating segment for the nine months ended December 31, 2011 and 2012. The second table shows operating income or loss by reportable operating segment, which includes inter-segment sales and operating revenues and expenses, for the nine months ended December 31, 2011 and 2012:

	Yen in millions
	For the nine months ended December 31
	2011	2012
Nidec Corporation
Net sales to external customers	¥41,165	¥17,922
Net sales to other operating segments	63,488	80,863
Sub total	104,653	98,785
Nidec Electronics (Thailand)
Net sales to external customers	48,131	47,335
Net sales to other operating segments	26,069	26,683
Sub total	74,200	74,018
Nidec (Zhejiang)
Net sales to external customers	20,219	16,785
Net sales to other operating segments	2,411	2,192
Sub total	22,630	18,977
Nidec (Dalian)
Net sales to external customers	3,321	2,869
Net sales to other operating segments	12,241	9,024
Sub total	15,562	11,893
Nidec Singapore
Net sales to external customers	20,182	37,535
Net sales to other operating segments	354	527
Sub total	20,536	38,062
Nidec (H.K.)
Net sales to external customers	38,313	39,243
Net sales to other operating segments	753	1,487
Sub total	39,066	40,730
Nidec Philippines
Net sales to external customers	10,319	11,579
Net sales to other operating segments	16,832	19,527
Sub total	27,151	31,106
Nidec Sankyo
Net sales to external customers	61,441	54,967
Net sales to other operating segments	321	249
Sub total	61,762	55,216
Nidec Copal
Net sales to external customers	38,648	39,316
Net sales to other operating segments	1,748	1,638
Sub total	40,396	40,954
Nidec Tosok
Net sales to external customers	24,601	23,793
Net sales to other operating segments	118	141
Sub total	24,719	23,934
Nidec Copal Electronics
Net sales to external customers	22,252	20,003
Net sales to other operating segments	15	14
Sub total	22,267	20,017
Nidec Techno Motor
Net sales to external customers	30,671	28,162
Net sales to other operating segments	715	2,395
Sub total	31,386	30,557
Nidec Motor
Net sales to external customers	64,271	80,671
Net sales to other operating segments	14	100
Sub total	64,285	80,771
Nidec Motors & Actuators
Net sales to external customers	32,549	31,443
Net sales to other operating segments	8,004	10,947
Sub total	40,553	42,390
All Others
Net sales to external customers	57,989	71,106
Net sales to other operating segments	39,382	42,001
Sub total	97,371	113,107
Total
Net sales to external customers	514,072	522,729
Net sales to other operating segments	172,465	197,788
Adjustments (*)	661	481
Intersegment elimination	(172,465)	(197,788)
Consolidated total (net sales)	¥514,733	¥523,210

(*) See Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

	Yen in millions
	For the nine months ended December 31
	2011	2012
Operating income or loss:
Nidec Corporation	¥2,204	¥(2,186)
Nidec Electronics (Thailand)	12,302	11,433
Nidec (Zhejiang)	707	38
Nidec (Dalian)	317	379
Nidec Singapore	321	511
Nidec (H.K.)	259	121
Nidec Philippines	5,058	4,648
Nidec Sankyo	6,295	3,889
Nidec Copal	3,893	(156)
Nidec Tosok	2,478	1,546
Nidec Copal Electronics	3,386	2,766
Nidec Techno Motor	2,438	3,120
Nidec Motor	1,860	3,186
Nidec Motors & Actuators	1,716	3,012
All Others	8,012	10,044
Total	51,246	42,351
Adjustments (*)	3,049	2,351
Consolidated total	¥ 54,295	¥44,702

(*) See Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

Net sales of Nidec Corporation decreased ¥5,868 million, or 5.6%, from ¥104,653 million for the nine months ended December 31, 2011 to ¥98,785 million for the nine months ended December 31, 2012. This decrease was primarily due to a decrease in demand for hard disk drives spindle motors and DC motors. Net sales to external customers of Nidec Corporation decreased ¥23,243 million, or 56.5%, from ¥41,165 million for the nine months ended December 31, 2011 to ¥ 17,922 million for the nine months ended December 31, 2012. Net sales to other operating segments of Nidec Corporation increased ¥17,375 million, or 27.4%, from ¥63,488 million for the nine months ended December 31, 2011 to ¥80,863million for the nine months ended December 31, 2012. Starting in the three months ended December 31, 2011, we have implemented a strategic decision to distribute some of Nidec Corporation’s products, such as hard disk drives spindle motors, to customers indirectly through Nidec Singapore, resulting in the decrease in Nidec Corporation’s net sales to external customers and the increase in Nidec Corporation’s net sales to other operating segments. Nidec Corporation had operating loss of ¥2,186 million for the nine months ended December 31, 2012, compared to operating income of ¥2,204 million for the nine months ended December 31, 2011. This was primarily due to an increase in material costs for automotive motors for electric power steering, in addition to the decrease in sales.

Net sales of Nidec Electronics (Thailand) decreased ¥182 million, or 0.2%, from ¥74,200 million for the nine months ended December 31, 2011 to ¥74,018 million for the nine months ended December 31, 2012. This decrease was primarily due to a decrease in demand for hard disk drives spindle motors and our decision to shift a portion of our production of hard disk drives spindle motors from Thailand to the Philippines in response to the flooding in Thailand in October 2011. Operating income of Nidec Electronics (Thailand) decreased ¥869 million, or 7.1%, from ¥12,302 million for the nine months ended December 31, 2011 to ¥11,433 million for the nine months ended December 31, 2012. This decrease was primarily due to higher manufacturing costs including wages, in addition to the decrease in sales.

Net sales of Nidec (Zhejiang) decreased ¥3,653 million, or 16.1%, from ¥22,630 million for the nine months ended December 31, 2011 to ¥18,977 million for the nine months ended December 31, 2012. This decrease was primarily due to a decrease in demand for hard disk drives spindle motors. Operating income of Nidec (Zhejiang) decreased ¥669 million, or 94.6%, from ¥707 million for the nine months ended December 31, 2011 to ¥38 million for the nine months ended December 31, 2012. This decrease was primarily due to the negative impact of changes in the product mix and higher manufacturing costs including wages, in addition to the decrease in sales.

Net sales of Nidec (Dalian) decreased ¥3,669 million, or 23.6%, from ¥15,562 million for the nine months ended December 31, 2011 to ¥11,893 million for the nine months ended December 31, 2012. This decrease was primarily due to a decrease in demand for DC motors. However, operating income of Nidec (Dalian) increased ¥62 million, or 19.6%, from ¥317 million for the nine months ended December 31, 2011 to ¥379 million for the nine months ended December 31, 2012. This increase was primarily due to lower material costs and outsourcing manufacturing costs resulting from changes in the product mix.

Net sales of Nidec Singapore increased ¥17,526 million, or 85.3%, from ¥20,536 million for the nine months ended December 31, 2011 to ¥38,062 million for the nine months ended December 31, 2012. This increase was primarily due to the implementation of our strategic decision to distribute some of Nidec Corporation’s products to customers indirectly through Nidec Singapore. Operating income of Nidec Singapore increased ¥190 million, or 59.2%, from ¥321 million for the nine months ended December 31, 2011 to ¥511 million for the nine months ended December 31, 2012. This increase was primarily due to the increase in sales.

Net sales of Nidec (H.K.) increased ¥1,664 million, or 4.3%, from ¥39,066 million for the nine months ended December 31, 2011 to ¥40,730 million for the nine months ended December 31, 2012. This increase was primarily due to an increase in demand for hard disk drives spindle motors reflecting a gradual recovery from the negative impact of the earthquake in northern Japan in March 2011. However, operating income of Nidec (H.K.) decreased ¥138 million, or 53.3%, from ¥259 million for the nine months ended December 31, 2011 to ¥121 million for the nine months ended December 31, 2012. This decrease was primarily due to higher salaries resulting from an increase in headcount and higher marketing costs.

Net sales of Nidec Philippines increased ¥3,955 million, or 14.6%, from ¥27,151 million for the nine months ended December 31, 2011 to ¥31,106 million for the nine months ended December 31, 2012. This increase was primarily due to our decision to shift a portion of our production of hard disk drives spindle motors from Thailand to the Philippines in response to the flooding in Thailand in October 2011. However, operating income of Nidec Philippines decreased ¥410 million, or 8.1%, from ¥5,058 million for the nine months ended December 31, 2011 to ¥4,648 million for the nine months ended December 31, 2012. This decrease was primarily due to higher manufacturing costs including material costs.

Net sales of Nidec Sankyo decreased ¥6,546 million, or 10.6%, from ¥61,762 million for the nine months ended December 31, 2011 to ¥55,216 million for the nine months ended December 31, 2012. This decrease was primarily due to a decrease in sales of LCD panel handling robots. Operating income of Nidec Sankyo decreased ¥2,406 million, or 38.2%, from ¥6,295 million for the nine months ended December 31, 2011 to ¥3,889 million for the nine months ended December 31, 2012. This decrease was primarily due to higher overseas manufacturing costs, including labor cost, and the negative effect of changes in the product mix, in addition to the decrease in sales.

Net sales of Nidec Copal increased ¥558 million, or 1.4%, from ¥40,396 million for the nine months ended December 31, 2011 to ¥40,954 million for the nine months ended December 31, 2012. This increase was mainly reflected stronger demand for lenses and other components for single-lens digital cameras. Nidec Copal had operating loss of ¥156 million for the nine months ended December 31, 2012, compared to operating income of ¥3,893 million for the nine months ended December 31, 2011. This mainly reflected a decrease in sales during the three months ended December 31, 2012 due to rapidly declining demand for its products and significant declines in the operation rates and the capacity utilization rates of its manufacturing facilities.

Net sales of Nidec Tosok decreased ¥785 million, or 3.2%, from ¥24,719 million for the nine months ended December 31, 2011 to ¥23,934 million for the nine months ended December 31, 2012. This decrease was primarily due to a decrease in sales of measuring and inspection products. Operating income of Nidec Tosok decreased ¥932 million, or 37.6%, from ¥2,478 million for the nine months ended December 31, 2011 to ¥1,546 million for the nine months ended December 31, 2012. This decrease was primarily due to an increase in fixed costs resulting from investments to enhance the manufacturing and research and development operations, in addition to the decrease in sales.

Net sales of Nidec Copal Electronics decreased ¥2,250 million, or 10.1%, from ¥22,267 million for the nine months ended December 31, 2011 to ¥20,017 million for the nine months ended December 31, 2012. This decrease was mainly due to weaker investments in the semiconductor manufacturing equipment, pneumatic and information-communications industries. Operating income of Nidec Copal Electronics decreased ¥620 million, or 18.3%, from ¥3,386 million for the nine months ended December 31, 2011 to ¥2,766 million for the nine months ended December 31, 2012. This decrease was primarily due to the sales decrease.

Net sales of Nidec Techno Motor decreased ¥829 million, or 2.6%, from ¥31,386 million for the nine months ended December 31, 2011 to ¥30,557 million for the nine months ended December 31, 2012. This decrease was primarily due to a decrease in demand for commercial products such as motors for air conditioners in Japan, Europe and Asia. However operating income of Nidec Techno Motor increased ¥682 million, or 28.0%, from ¥2,438 million for the nine months ended December 31, 2011 to ¥3,120 million for the nine months ended December 31, 2012. This increase was primarily as a result of our cost reduction measures, as well as the insurance recoveries associated with the flooding in Thailand in October 2011.

Net sales of Nidec Motor increased ¥16,486 million, or 25.6%, from ¥64,285 million for the nine months ended December 31, 2011 to ¥80,771 million for the nine months ended December 31, 2012. This increase was primarily due to the contribution of the newly consolidated subsidiaries. Operating income of Nidec Motor increased ¥1,326 million, or 71.3%, from ¥1,860 million for the nine months ended December 31, 2011 to ¥3,186 million for the nine months ended December 31, 2012. This increase was primarily due to the positive impact of the newly consolidated subsidiaries.

Net sales of Nidec Motors & Actuators increased ¥1,837 million or 4.5%, from ¥40,553 million for the nine months ended December 31, 2011 to ¥42,390 million for the nine months ended December 31, 2012. This increase was primarily due to an increase in demand for automotive motors and enhanced production of new models from other operating segments, although external sales decreased mainly due to weaker demand for automotive motors in European market. Operating income of Nidec Motors & Actuators increased ¥1,296 million or 75.5%, from ¥1,716 million for the nine months ended December 31, 2011 to ¥3,012 million for the nine months ended December 31, 2012. This increase was primarily due to our cost reduction measures, in addition to the increase in sales.

With respect to the All Others segment, net sales increased ¥15,736 million, or 16.2%, from ¥97,371 million for the nine months ended December 31, 2011 to ¥113,107 million for the nine months ended December 31, 2012. This increase was primarily due to the contribution of Nidec Seimitsu and Nidec Minster, as well as stronger demand for test systems. Operating income of this segment increased ¥2,032 million, or 25.4%, from ¥8,012 million for the nine months ended December 31, 2011 to ¥10,044 million for the nine months ended December 31, 2012. This increase was primarily due to the increase in sales.

Liquidity and Capital Resources

We continued to focus particularly on efficient use of capital and better management of foreign exchange risk during the nine months ended December 31, 2012. In an effort to efficiently use capital, we continued to strive to make effective use of our cash management system, which is shared among our subsidiaries in Japan and China. We also expanded our risk mitigation initiatives, including centralized management of foreign exchange risks and management of the risks associated with exchange rate fluctuations between multiple local currencies. Surplus U.S. dollars owned by our subsidiaries in China were converted into and held in Chinese yuan time deposits in preparation for a possible Chinese currency revaluation. As of December 31, 2012, our cash and cash equivalents of Chinese yuan were approximately RMB 1,800 million.

Our principal capital needs include (1) purchases of property, plant and equipment and other assets, (2) research and development activities, (3) purchases of raw materials, (4) employees’ salaries, wages and other payroll costs, (5) mergers and acquisitions, (6) investments in subsidiaries, (7) repayment of short-term borrowings and long-term debt, (8) repurchase of shares of our common stock, and (9) expenses relating to streamlining of our business structure.

In the nine months ended December 31, 2012, we acquired Nidec Minster, Nidec ASI, Avtron, Kinetek, SCD Co., Ltd. (“SCD”), a South Korean manufacturer of motors and motor drive units, which we acquired in October 2012, and Jiangsu Kaiyu Auto Appliance Co., Ltd. (subsequently renamed “Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd.”) (“Nidec Kaiyu”), a Chinese manufacturer of brush motors for electric power steering systems and automotive fans, which we acquired in December 2012.

We intend to continue to seek opportunities for acquiring other companies and making additional investments in our subsidiaries.

Our short-term borrowings, consisting of bank loans, were ¥35,432 million as of December 31, 2012, a decrease of ¥51,176 million from ¥86,608 million as of March 31, 2012. In October 2011, we established a domestic commercial paper program allowing issuance of up to ¥100,000 million. As of December 31, 2012, we had no commercial paper issued under the program and outstanding in the Japanese commercial paper market.

Our current portion of long-term debt was ¥130,445 million as of December 31, 2012, an increase of ¥129,771 million from ¥674 million as of March 31, 2012. This increase was mainly due to the reclassification of the ¥100,000 million aggregate principal amount of zero coupon euro yen convertible bonds due 2015 from long-term debt to current portion of long-term debt, as the bonds will become redeemable at the option of holders of the bonds within one year. Furthermore, our current portion of long-term debt includes the current portion of the Euro-denominated and U.S. dollar-denominated bank loans we obtained in July and December 2012, respectively, under a special government program described below.

Our long-term debt was ¥147,386 million as of December 31, 2012, an increase of ¥46,150 million from ¥101,236 million as of March 31, 2012. This increase mainly reflected the Euro-denominated and U.S. dollar-denominated bank loans, as well as the proceeds from the issuance in November 2012 of ¥1,000 million aggregate principal amount of domestic bonds, offset in part by the reclassification of the convertible bonds from long-term debt to current portion of long-term debt.

In July 2012, in an effort to reduce financing costs and foreign exchange risks, we borrowed €240 million from major Japanese private commercial banks based on Euro-denominated credit lines to fund our future acquisition transactions under a special program of the Japan Bank for International Cooperation (“JBIC”), which has been implemented in response to the appreciation of the Japanese yen against other currencies. In December 2012, we borrowed an additional $500 million from major Japanese private commercial banks based on U.S. dollar-denominated credit lines to fund our acquisition transactions under the JBIC program. As of December 31, 2012, we had €240 million and $500 million of loans outstanding under the program, which were recorded in long-term debt and current portion of long-term debt on our unaudited consolidated balance sheet as of the same date.

In November 2012, we issued ¥65 billion aggregate principal amount of domestic corporate bonds due 2017, ¥15 billion aggregate principal amount of domestic corporate bonds due 2019, and ¥20 billion aggregate principal amount of domestic corporate bonds due 2022. The net proceeds from the issuance of the bonds are primarily used to repay commercial paper and other short-term borrowings. The bonds were issued pursuant to a shelf registration statement we filed with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan in March 2012 for the issuance from time to time of up to ¥200 billion aggregate principal amount of bonds in Japan between April 5, 2012 and April 4, 2014. The shelf registration was intended to enhance our flexibility and agility in obtaining funding as an alternative source of funding in addition to financing through financial institutions and other sources and, through the further diversification of funding sources, improve our financial stability.

A substantial portion of our unsecured funding is raised by the parent company (Nidec Corporation), and is then lent to its subsidiaries to meet their respective capital requirements. Under this subsidiary funding policy, we seek to lower the financing cost, maintain sufficient line of credit, and ensure agile funding for our group companies.

We also consider further extending our funding options to direct financing in order to enhance our financial agility in mergers and acquisitions, research and development activities and facility investments.

We currently have a share repurchase plan pursuant to which we are authorized to repurchase the lesser of an aggregate of 3,000,000 shares of our common stock and an aggregate of ¥20.0 billion between January 25, 2013 and January 24, 2014. We did not repurchase any shares under the plan between January 25, 2013 and January 31, 2013. On January 24, 2013, we terminated our previous share repurchase plan, pursuant to which we repurchased an aggregate of 4,230,400 shares for approximately ¥26.7 billion between April 1, 2012 and January 24, 2013.

On October 1, 2012, we entered into a share exchange transaction with Nidec Sankyo Corporation, in which we had a 77.1% ownership interest, to make Nidec Sankyo a wholly owned subsidiary. In connection with the transaction, we allocated 3,175,315 shares of our common stock held in treasury to Nidec Sankyo shareholders.

In an effort to promptly respond to the increasingly challenging business environment and improve our profitability, we have begun to formulate and implement measures to streamline our business structure since the latter half of the three months ended December 31, 2012, and we expect to incur expenses relating to additional measures to streamline our business structure, including adjusting our manufacturing capacity and inventory levels.

We had cash and cash equivalents of ¥151,385 million as of December 31, 2012, compared to ¥130,290 million as of March 31, 2012.

We believe that the funding sources described above, together with our cash flow from operations, will sufficiently meet our capital requirements for the next twelve months.

Assets, liabilities and Nidec Corporation shareholders’ equity

Our total assets increased ¥161,840 million, or 20.2%, from ¥800,401 million as of March 31, 2012 to ¥962,241 million as of December 31, 2012. Excluding the impact of Nidec Minster, Nidec ASI, Avtron, Kinetek, SCD, Nidec Kaiyu and other newly consolidated subsidiaries, total assets increased ¥15,021 million from ¥800,401 million as of March 31, 2012 to ¥815,422 million as of December 31, 2012. The increase in total assets of ¥161,840 million was mainly due to an increase in goodwill of ¥62,499 million as a result of our acquisitions of Nidec Minster, ASI, Avtron, Kinetek, SCD and Nidec Kaiyu, as well as an increase in property, plant and equipment of ¥43,454 million mainly due to our acquisitions and replacement of property, plant and equipment damaged in the flooding in Thailand in October 2011. In addition, inventories increased ¥14,725 million to ¥106.178 million as of December 31, 2012 due to our acquisitions. Cash and cash equivalents also increased ¥21,095 million as described below under “Cash Flows.”

Our total liabilities increased ¥144,987 million, or 38.7%, from ¥374,790 million as of March 31, 2012 to ¥519,777 million as of December 31, 2012. Excluding the impact of Nidec Minster, Nidec ASI, Avtron, Kinetek, SCD, Nidec Kaiyu and other newly consolidated subsidiaries, total liabilities increased ¥110,319 million from ¥374,790 million as of March 31, 2012 to ¥485,109 million as of December 31, 2012. The increase in total liabilities of ¥144,987 million was primarily due to increases in long-term debt and current portion of long-term debt as a result of the €240 million and $500 million of bank loans obtained under the JBIC program described above, and the ¥100,000 million of the newly issued corporate bonds described above, partially offset by a decrease in short-term borrowings of ¥51,176 million.

Our working capital, defined as current assets less current liabilities, decreased ¥49,858 million, or 26.7%, from ¥186,927 million as of March 31, 2012 to ¥137,069 million as of December 31, 2012. This decrease was mainly due to an increase in current portion of long-term debt as described above.

The total Nidec Corporation shareholders’ equity increased ¥32,688 million, or 8.8%, from ¥370,182 million as of March 31, 2012 to ¥402,870 million as of December 31, 2012. This increase was primarily due to a decrease in negative foreign currency translation adjustments of ¥23,412 million reflecting the depreciation of the Japanese yen particularly against the U.S. dollar and an increase in retained earnings of ¥16,091 million. The increase in Nidec Corporation shareholders’ equity was offset in part by an increase of ¥10,066 million in treasury stock. The increase in treasury stock was due to repurchases of shares in the nine months ended December 31, 2012, which were partially offset by the allocation of treasury shares to Nidec Sankyo shareholders in connection with the share exchange transaction to make Nidec Sankyo a wholly owned subsidiary. As a result, the ratio of Nidec Corporation shareholders’ equity to total assets decreased 4.3 percentage points from 46.2% as of March 31, 2012 to 41.9% as of December 31, 2012.

Cash Flows

Net cash provided by operating activities increased ¥23,504 million from ¥42,149 million for the nine months ended December 31, 2011 to ¥65,653 million for the nine months ended December 31, 2012. The increase in net cash provided by operating activities was primarily due to the positive impact of changes in operating assets and liabilities of ¥31,317 million, partially offset by the decrease in consolidated net income of ¥4,237 million.

For the nine months ended December 31, 2012, we had ¥65,653 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥30,308 million. In addition, net cash provided by operating activities were positively impacted by changes in operating assets and liabilities of ¥12,150 million, which consisted of a decrease in operating assets of ¥25,219 million and a decrease in operating liabilities of ¥13,069 million. The decrease in operating assets and operating liabilities was primarily due to decreased sales.

For the nine months ended December 31, 2011, we had ¥42,149 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥34,545 million. However, net cash provided by operating activities were negatively impacted by changes in operating assets and liabilities of ¥19,167 million, which consisted of an increase in operating assets of ¥2,995 million and a decrease in operating liabilities of ¥16,172 million. The decrease in notes and accounts payable of ¥11,647 million was primarily due to a decrease in procurement of raw materials due to the flooding in Thailand.

Net cash used in investing activities increased ¥103,105 million from ¥24,300 million for the nine months ended December 31, 2011 to ¥127,405 million for the nine months ended December 31, 2012. The increase in net cash used in investing activities was primarily due to an increase in acquisitions of business, net of cash acquired, of ¥87,987 million and an increase in additions to property, plant and equipment of ¥19,935 million.

For the nine months ended December 31, 2012, we had ¥127,405 million of net cash outflows in investing activities mainly due to acquisitions of business, net of cash acquired, of ¥85,485 million and additions to property, plant and equipment of ¥47,217 million.

For the nine months ended December 31, 2011, we had ¥24,300 million of net cash outflows in investing activities mainly due to additions to property, plant and equipment of ¥27,282 million, partially offset by ¥7,209 million of insurance proceeds related to property, plant and equipment damaged in the flooding in Thailand.

Net cash provided by financing activities increased ¥75,208 million from ¥13 million for the nine months ended December 31, 2011 to ¥75,221 million for the nine months ended December 31, 2012. This increase was primarily due to ¥100,000 million of proceeds from issuance of corporate bonds and ¥67,200 million of proceeds from issuance of long-term debt, partially offset by a decrease in short-term borrowings of ¥75,372 million and an increase in purchases of treasury stock of ¥16,622 million.

For the nine months ended December 31, 2012, we had ¥75,221 million of net cash inflows from financing activities mainly due to ¥100,000 million of proceeds from issuance of corporate bonds and ¥67,200 million of proceeds from issuance of long-term debt, partially offset by a decrease in short-term borrowings of ¥49,953 million, purchases of treasury stock of ¥26,777 million and dividends paid to shareholders of Nidec Corporation of ¥12,125 million.

For the nine months ended December 31, 2011, we had ¥13 million of net cash inflows from financing activities mainly due to an increase in short-term borrowings of ¥25,419 million, although we had cash outflows due primarily to dividends paid to shareholders of Nidec Corporation of ¥12,399 million and purchases of treasury stock of ¥10,155 million.

As a result of the foregoing factors and the effect of exchange rate changes on cash and cash equivalents, our total outstanding balance of cash and cash equivalents increased ¥21,095 million from ¥130,290 million as of March 31, 2012 to ¥151,385 million as of December 31, 2012. We hold our cash and cash equivalents primarily in U.S. dollars, Chinese yuan, Thai baht and Japanese yen.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

(Unaudited)

	Yen in millions
	March 31, 2012	December 31, 2012
Current assets:
Cash and cash equivalents	¥130,290	¥151,385
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥496 million on March 31, 2012 and ¥1,935 million on December 31, 2012
Notes	11,207	11,821
Accounts	171,255	169,518
Inventories:
Finished goods	40,069	45,515
Raw materials	25,363	30,956
Work in progress	22,362	26,090
Supplies and other	3,659	3,617
Other current assets	35,082	40,734
Total current assets	439,287	479,636

Marketable securities and other securities investments	14,818	14,539
Investments in and advances to affiliated companies	754	1,207
	15,572	15,746
Property, plant and equipment:
Land	39,996	42,330
Buildings	133,911	146,944
Machinery and equipment	289,139	327,635
Construction in progress	22,196	29,705
	485,242	546,614
Less - Accumulated depreciation	(254,411)	(272,329)
	230,831	274,285
Goodwill	80,525	143,024
Other non-current assets, net of allowance for doubtful accounts of ¥506 million on March 31, 2012 and ¥678 million on December 31, 2012	34,186	49,550
Total assets	¥800,401	¥962,241

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND EQUITY

(Unaudited)

	Yen in millions
	March 31, 2012	December 31, 2012
Current liabilities:
Short-term borrowings	¥86,608	¥35,432
Current portion of long-term debt	674	130,445
Trade notes and accounts payable	107,345	121,322
Accrued expenses	22,983	25,057
Other current liabilities	34,750	30,311
Total current liabilities	252,360	342,567

Long-term liabilities:
Long-term debt	101,236	147,386
Accrued pension and severance costs	12,715	18,042
Other long-term liabilities	8,479	11,782
Total long-term liabilities	122,430	177,210

Commitments and contingencies (Note 12)
Equity:
Common stock authorized: 480,000,000 shares issued and outstanding: 145,075,080 shares on March 31, 2012 and 145,075,080 shares on December 31, 2012	66,551	66,551
Additional paid-in capital	66,762	70,560
Retained earnings	326,777	342,868
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(47,911)	(24,499)
Net unrealized gains and losses on securities	1,013	426
Net gains and losses on derivative instruments	73	166
Pension liability adjustments	(643)	(696)

Treasury stock, at cost: 8,240,496 shares on March 31, 2012 and 9,544,596 shares on December 31, 2012	(42,440)	(52,506)
Total Nidec Corporation shareholders’ equity	370,182	402,870
Noncontrolling interests	55,429	39,594
Total equity	425,611	442,464
Total liabilities and equity	¥800,401	¥962,241

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions
	For the nine months ended December 31
	2011	2012

Net sales	¥514,733	¥523,210
Operating expenses:
Cost of products sold	396,419	412,214
Selling, general and administrative expenses	41,527	41,921
Research and development expenses	22,492	24,373
	460,438	478,508
Operating income	54,295	44,702
Other income (expense):
Interest and dividend income	1,057	1,323
Interest expense	(178)	(488)
Foreign exchange loss, net	(4,163)	(3,926)
Loss on marketable securities, net	(142)	(300)
Other, net	(2,076)	(1,799)
	(5,502)	(5,190)
Income from continuing operations before income taxes	48,793	39,512
Income taxes	(12,532)	(9,246)
Equity in net income of affiliated companies	7	42
Income from continuing operations	36,268	30,308
Loss on discontinued operations	(1,723)	-
Consolidated net income	34,545	30,308
Less: Net income attributable to noncontrolling interests	(2,891)	(2,092)
Net income attributable to Nidec Corporation	¥31,654	¥28,216

	Yen
Per share data:
Earning per share - basic
Income from continuing operations attributable to Nidec Corporation	¥239.07	¥209.60
Loss on discontinued operations attributable to Nidec Corporation	(9.21)	-
Net income attributable to Nidec Corporation	229.86	209.60
Earning per share - diluted
Income from continuing operations attributable to Nidec Corporation	¥223.50	¥195.59
Loss on discontinued operations attributable to Nidec Corporation	(8.63)	-
Net income attributable to Nidec Corporation	214.87	195.59
Cash dividends paid	¥90.00	¥90.00

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME - (Continued)

(Unaudited)

	Yen in millions
	For the nine months ended December 31
	2011	2012

Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥32,923	¥28,216
Loss on discontinued operations attributable to Nidec Corporation	(1,269)	-
Net income attributable to Nidec Corporation	¥31,654	¥28,216

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Yen in millions
	For the nine months ended December 31
	2011	2012

Consolidated net income	¥34,545	¥30,308
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(20,832)	23,920
Net unrealized gains and losses on securities	(1,375)	(696)
Net gains and losses on derivative instruments	(844)	93
Pension liability adjustments	798	(56)
Total	(22,253)	23,261
Total comprehensive income (loss)	12,292	53,569
Less: Comprehensive (income) loss attributable to noncontrolling interests	(2,135)	(2,488)
Comprehensive income (loss) attributable to Nidec Corporation	¥10,157	¥51,081

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions
	For the three months ended December 31
	2011	2012

Net sales	¥157,442	¥169,670
Operating expenses:
Cost of products sold	123,721	140,274
Selling, general and administrative expenses	12,640	17,893
Research and development expenses	7,553	8,986
	143,914	167,153
Operating income	13,528	2,517
Other income (expense):
Interest and dividend income	396	464
Interest expense	(62)	(217)
Foreign exchange gain, net	891	911
Loss on marketable securities, net	(0)	(429)
Other, net	(547)	(773)
	678	(44)
Income from continuing operations before income taxes	14,206	2,473
Income taxes	(4,257)	(658)
Equity in net income of affiliated companies	3	19
Income from continuing operations	9,952	1,834
Loss on discontinued operations	(361)	-
Consolidated net income	9,591	1,834
Less: Net income attributable to noncontrolling interests	(466)	(134)
Net income attributable to Nidec Corporation	¥9,125	¥1,700

	Yen
Per share data:
Earning per share - basic
Income from continuing operations attributable to Nidec Corporation	¥68.62	¥12.55
Loss on discontinued operations attributable to Nidec Corporation	(1.94)	-
Net income attributable to Nidec Corporation	66.68	12.55
Earning per share – diluted
Income from continuing operations attributable to Nidec Corporation	¥64.11	¥11.63
Loss on discontinued operations attributable to Nidec Corporation	(1.81)	-
Net income attributable to Nidec Corporation	62.30	11.63
Cash dividends paid	¥45.00	¥45.00

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME - (Continued)

(Unaudited)

	Yen in millions
	For the three months ended December 31
	2011	2012

Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥9,390	¥1,700
Loss on discontinued operations attributable to Nidec Corporation	(265)	-
Net income attributable to Nidec Corporation	¥9,125	¥1,700

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Yen in millions
	For the three months ended December 31
	2011	2012

Consolidated net income	¥9,591	¥1,834
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	2,842	39,479
Net unrealized gains and losses on securities	(493)	1,563
Net gains and losses on derivative instruments	287	(17)
Pension liability adjustments	273	(59)
Total	2,909	40,966
Total comprehensive income (loss)	12,500	42,800
Less: Comprehensive (income) loss attributable to noncontrolling interests	(657)	(1,659)
Comprehensive income (loss) attributable to Nidec Corporation	¥11,843	¥41,141

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions
	For the nine months ended December 31
	2011	2012

Cash flows from operating activities:
Consolidated net income	¥34,545	¥30,308
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26,278	27,675
Loss (gain) on sales, disposal or impairment of property, plant and equipment	14,914	(13)
Loss recovery and gain on property, plant and equipment damaged in flood	(16,394)	(3,862)
Deferred income taxes	846	(6,219)
Equity in net income of affiliated companies	(7)	(42)
Foreign currency adjustments	2,689	3,547
Changes in operating assets and liabilities:
(Increase) decrease in notes and accounts receivable	(858)	22,866
(Increase) decrease in inventories	(2,137)	2,353
Decrease in notes and accounts payable	(11,647)	(4,547)
Decrease in accrued income taxes	(4,525)	(8,522)
Other	(1,555)	2,109
Net cash provided by operating activities	42,149	65,653

Cash flows from investing activities:
Additions to property, plant and equipment	(27,282)	(47,217)
Proceeds from sales of property, plant and equipment	1,507	504
Insurance proceeds related to property, plant and equipment damaged in flood	7,209	453
Acquisitions of business, net of cash acquired	2,502	(85,485)
Other	(8,236)	4,340
Net cash used in investing activities	(24,300)	(127,405)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	25,419	(49,953)
Proceeds from issuance of long-term debt	-	67,200
Repayments of long-term debt	(1,022)	(934)
Proceeds from issuance of corporate bonds	-	100,000
Purchases of treasury stock	(10,155)	(26,777)
Payments for additional investments in subsidiaries	(454)	(89)
Dividends paid to shareholders of Nidec Corporation	(12,399)	(12,125)
Dividends paid to noncontrolling interests	(1,444)	(1,418)
Other	68	(683)
Net cash provided by financing activities	13	75,221

Effect of exchange rate changes on cash and cash equivalents	(6,577)	7,626
Net increase in cash and cash equivalents	11,285	21,095
Cash and cash equivalents at beginning of period	94,321	130,290
Cash and cash equivalents at end of period	¥105,606	¥151,385

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim consolidated financial statements of NIDEC Corporation (the "Company", and together with its consolidated subsidiaries, "NIDEC") have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The interim consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair statement of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the nine months ended December 31, 2012 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2012, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2012, included on Form 20-F.

Certain reclassifications in the consolidated balance sheets as of March 31, 2012, the consolidated statements of income for the nine and three months ended December 31, 2011 and consolidated statements of cash flows for the nine months ended December 31, 2011 have been made to conform to the presentation used for the nine and three months ended December 31, 2012.

As of March 31, 2012, NIDEC discontinued its lens actuator business and its tape drive and disk drive mechanism business included within the Nidec Sankyo reportable segment, and its compact digital camera lens unit business included within the Nidec Copal reportable segment. The operating results of the discontinued businesses and exit costs with related taxes were recorded as "Loss on discontinued operations" in the consolidated statement of income in accordance with ASC 205-20, "Presentation of Financial Statements-Discontinued Operations".

Pursuant to ASC 805 “Business Combinations”, the consolidated statements of income for the six months ended September 30, 2012 have been adjusted retrospectively, as a fair value evaluation of the assets acquired and the liabilities assumed at the point of the acquisition of The Minster Machine Company completed in the three months ended December 31, 2012. The Minster Machine Company was subsequently renamed Nidec Minster Corporation. The consolidated statements of income for the three months ended December 31, 2012 have been calculated based on the adjustment.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

2. New accounting pronouncements:

Accounting Changes

As of April 1, 2012, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 220 “Comprehensive Income” updated by Accounting Standards Update (ASU) No. 2011-05 “Presentation of Comprehensive Income” and ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” ASU 2011-05 eliminates the option to report other comprehensive income and its components in the consolidated statement of changes in equity and requires an entity to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. ASU 2011-12 indefinitely defers the requirement in ASU 2011-05 to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. During the deferral period, the existing requirements in U.S. GAAP for the presentation of reclassification adjustments must continue to be followed. These standards are provisions for disclosure. The adoption of these standards did not have any impact on NIDEC’s consolidated financial position, results of operations and liquidity.

As of April 1, 2012, NIDEC adopted FASB ASC 350 “Intangibles-Goodwill and Other.” updated by ASU 2011-08 “Testing Goodwill for Impairment.” ASU 2011-08 allows an entity the option of performing a qualitative assessment before calculating the fair value of a reporting unit. If an entity determines, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The adoption of this standard did not have material impact on NIDEC’s consolidated financial position, results of operations and liquidity.

Recent Accounting Pronouncements to be adopted in future periods

In July 2012, the FASB issued ASU No. 2012-02, “Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.” ASU 2012-02 allows an entity the option of performing a qualitative assessment before calculating the fair value of an indefinite-lived intangible asset and performing the quantitative impairment test. If an entity determines, on the basis of qualitative factors, that it is more likely than not that the asset is impaired, the quantitative impairment test would be required. ASU 2012-02 is effective for annual and interim impairment tests of indefinite-lived intangible assets performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. NIDEC is currently evaluating the potential impact from adopting ASU 2012-02 on its consolidated financial position, results of operations and liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

In February 2013, the FASB issued ASU No. 2013-02, “Comprehensive income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-02 requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. ASU 2013-02 is effective for reporting periods beginning after December 15, 2012. This standard is provision for disclosure. The adoption of this standard will not have any impact on NIDEC’s consolidated financial position, results of operations and liquidity.

3. Acquisitions

On July 1, 2011, NIDEC acquired all of the voting rights of Sanyo Seimitsu Co., Ltd. which consists of small precision motor product category, particularly vibration motors for mobile phones of Sanyo Electric Co., Ltd., in order to further develop and expand our small precision motor product category by effectively using the operational resources of, and efficiently developing new products and expanding sales opportunities for small precision motor product category. Sanyo Seimitsu Co., Ltd. was subsequently renamed Nidec Seimitsu Corporation.

On April 2, 2012, NIDEC acquired all of the voting rights in The Minster Machine Company,  an American company, which consists of machinery product category, particularly medium-sized and large-sized high-speed, high-rigidity press machines and large-sized press machines for dies for motor parts, in order to continues to pursue NIDEC’s group-wide growth strategy by seeking to increase sales by expanding our business not only in NIDEC’s existing electronic parts market but also in wider markets, including the beverage can and automobile parts markets. The Minster Machine Company, was subsequently renamed Nidec Minster Corporation.

On May 31, 2012, NIDEC acquired all of the voting rights in Ansaldo Sistemi Industriali S.p.A., an Italian company, which consists of automotive, appliance, commercial and industrial products business where NIDEC has increasingly focused our efforts as one of the principal growth area, in order to accelerate the global expansion of NIDEC’s industrial motor business by gaining sales platforms in markets where NIDEC currently do not have significant sales and by expanding NIDEC’s product offering to include a wide range of products that are currently not in our product portfolio. Ansaldo Sistemi Industriali S.p.A. was subsequently renamed Nided ASI S.p.A.

On September 28, 2012, NIDEC acquired all of the voting rights in Avtron Industrial Automation, Inc., an American company, which consists of rich system engineering resources, experience, the customer relationship and a sales channel in North America, in order to strengthen the industrial motor and automation solutions business and accelerate the Company’s strategy to achieve synergies with acquired companies.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

On October 2, 2012, NIDEC acquired 51.4% of the voting rights of SCD Co., Ltd., a South Korean company, which consists of development, manufacturing and sale of motor drive units for refrigerators and motors for air conditioners, in order to gain an opportunity to enter into business with South Korean home appliance manufacturers that have a strong presence in emerging economies, and seeks to expand sales of its rich product line-up.

On November 1, 2012, NIDEC acquired all of the voting rights in Kinetek Group Inc., an American company, which conducts its commercial motor business on a global basis and occupies a leading position in various markets for commercial motors used in such end-products as elevators/escalators, commercial food refrigerators, floor care equipment, golf and utility vehicles, material handling vehicles and aerial lifts, in order to strengthen NIDEC’s commercial motor business.

On December 28, 2012, NIDEC acquired 51.0% of the voting rights of Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd. a Chinese company, which consists of development, manufacturing and sale of brush motors for electric power steering (“EPS”) systems and automotive fans, in order to acquire technologies for brush motors for EPS systems, which NIDEC currently does not possess, and business opportunities in the Chinese automobile market, new entry into which has been difficult.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at acquisition date for the nine months ended December 31, 2012. Although NIDEC is allocating the amount paid for acquisition to the acquired assets and assumed liabilities, the value of certain assets and liabilities are based on preliminary valuations and are subject to adjustment as additional information is obtained.

Yen in millions
For the nine months ended December 31, 2012
Current assets	¥45,038
Goodwill	58,286
Other non-current assets	27,486
Non-current assets	85,772
Total assets acquired	130,810
Total liabilities assumed	36,348
Total Noncontrolling interest	3,255
Net assets acquired	¥91,207

The following represents the unaudited pro forma results of operations of NIDEC for the nine months ended December 31, 2011 and 2012, as if the acquisition in these companies had occurred on April 1, 2011. The unaudited pro forma results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated. And the unaudited pro forma excludes acquisition and integration costs which the acquirees paid.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the nine months ended December 31 (Unaudited)
	2011	2012

Pro forma net sales	¥587,006	¥552,594
Pro forma net income	30,619	28,353

	Yen
Pro forma net income attributable to Nidec Corporation per share
- basic	¥222.35	¥210.62
- diluted	207.84	196.54

4. Goodwill

The changes in the carrying amount of goodwill for the nine months ended December 31, 2012 are as follows:

Yen in millions
Balance as of April 1, 2012
Goodwill	¥80,525

Acquisition	58,286
Translation adjustments and Others	4,213

Balance as of December 31, 2012
Goodwill	¥143,024

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

5. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2012
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥8,633	¥5,610	¥192	¥14,051

Held-to-maturity
Japanese government debt securities	301	1	-	302
	¥8,934	¥5,611	¥192	¥14,353

Securities not practicable to fair value
Equity securities	¥466

	Yen in millions
	December 31, 2012
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥8,073	¥4,552	¥41	¥12,584
Debt securities	360	21	0	381
Held-to-maturity
Japanese government debt securities	301	3	-	304
	¥8,734	¥4,576	¥41	¥13,269

Securities not practicable to fair value
Equity securities	¥1,273

The net unrealized gain from available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, decreased by ¥587 million during the nine months ended December 31, 2012, and decreased by ¥53 million during the year ended March 31, 2012.

Proceeds from sale of marketable securities were ¥13 million for the three months ended December 31, 2012. On those sales, gross realized gains were ¥6 million and gross realized losses were ¥0 million for the three months ended December 31, 2012.

Proceeds from sale of marketable securities were ¥167 million for the nine months ended December 31, 2012. On those sales, gross realized gains were ¥134 million and gross realized losses were ¥0 million for the nine months ended December 31, 2012.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

NIDEC holds long-term investment securities that are classified as “marketable securities and other securities investments.” The securities issued by various non-public companies are recorded at cost, as their fair values are not readily determinable. NIDEC’s management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of the underlying companies and the prevailing market conditions in which these companies operate to determine if NIDEC’s investment in each individual company is impaired and whether the impairment is other-than-temporary. If any impairment is determined to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the amount is recognized currently as a realized loss.

The following table presents the gross unrealized losses on, and fair value of, NIDEC’s investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

	Yen in millions
	March 31, 2012
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss

Equity securities	¥1,103	¥92	¥770	¥100

	Yen in millions
	December 31, 2012
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥16	¥2	¥710	¥39
Debt securities	42	0	-	-
	¥58	¥2	¥710	¥39

NIDEC presumes the value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, NIDEC presumes a decline in value of debt and equity securities is other-than-temporary if the fair value is significantly below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, even if a fair value is not significantly less than the original cost, there may be cases where impairment losses are recognized when specific factors indicate the decline in the fair value is other-than-temporary. As of December 31, 2012, NIDEC determined that the decline in value for debt and equity securities with unrealized losses shown in the above table is temporary in nature.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

As of December 31, 2012 and March 31, 2012, held-to-maturity securities of ¥301 million and ¥301 million were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

6. Equity:

A summary of the changes in equity in the consolidated balance sheet for the nine months ended December 31, 2011 and 2012 was as follows:

	Yen in millions
	Nidec Corporation total	Noncontrolling interests	Total equity
For the nine months ended December 31, 2011:
Balance at March 31, 2011	¥355,250	¥55,256	¥410,506
Comprehensive income (loss):
Net income	31,654	2,891	34,545
Other comprehensive income (loss):
Foreign currency translation adjustments	(20,048)	(784)	(20,832)
Net unrealized gains and losses on securities	(1,204)	(171)	(1,375)
Net gains and losses on derivative instruments	(844)	-	(844)
Pension liability adjustments	599	199	798
Total comprehensive income (loss)	10,157	2,135	12,292
Purchase of treasury stock	(10,155)	-	(10,155)
Dividends paid to shareholders of Nidec Corporation	(12,399)	-	(12,399)
Dividends paid to noncontrolling interests	-	(1,444)	(1,444)
Capital transaction with consolidated subsidiaries and other	(157)	(1,777)	(1,934)
Balance at December 31, 2011	¥342,696	¥54,170	¥396,866

For the nine months ended December 31, 2012:
Balance at March 31, 2012	¥370,182	¥55,429	¥425,611
Comprehensive income (loss):
Net income	28,216	2,092	30,308
Other comprehensive income (loss):
Foreign currency translation adjustments	23,412	508	23,920
Net unrealized gains and losses on securities	(587)	(109)	(696)
Net gains and losses on derivative instruments	93	-	93
Pension liability adjustments	(53)	(3)	(56)
Total comprehensive income (loss)	51,081	2,488	53,569
Purchase of treasury stock	(26,777)	-	(26,777)
Change in ownership of Nidec Sankyo in connection with share exchange transaction	19,980	(19,980)	-
Dividends paid to shareholders of Nidec Corporation	(12,125)	-	(12,125)
Dividends paid to noncontrolling interests	-	(1,418)	(1,418)
Acquisitions of new subsidiaries	-	3,267	3,267
Capital transaction with consolidated subsidiaries and other	529	(192)	337
Balance at December 31, 2012	¥402,870	¥39,594	¥442,464

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

On October 1, 2012, the Company made Nidec Sankyo (“NSNK”) a wholly owned subsidiary by way of share exchange transaction. The Company allocated 3,175,315 shares of its common stock held in treasury, for the share exchange transaction. As a result, the share exchange transaction increased the Company's interests in NSNK 77.1% to 100%.

7. Current portion of long-term debt:

Detail of Zero coupon convertible bonds, due 2015 is as follow;

	Yen in millions
	March 31, 2012	December 31, 2012
Principal amount	¥100,000	¥100,000
Unamortized premium	347	272
Total	¥100,347	¥100,272

The yen denominated zero coupon convertible bonds with stock acquisition rights due 2015, which are listed at Singapore Stock Exchange, were issued on September 21, 2010, and are redeemable at 100% of face value on September 18, 2015 (maturity date). Concerning stock acquisition rights, the conversion price per share is ¥10,626 and the number of convertible shares is 9,410,878 as of December 31, 2012.

The bonds were reclassified from Long-term debts to Current portion of long-term debt, because any holder of the bonds with stock acquisition rights is entitled, at its option, to require NIDEC to redeem such bonds on September 20, 2013 at 100% of its principal amount.

8. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the nine months ended December 31, 2011 and 2012 were as follows:

	Yen in millions
	For the nine months ended December 31
	2011	2012
Net periodic pension cost for defined benefit plans:
Service cost	¥947	¥868
Interest cost	340	601
Expected return on plan assets	(242)	(412)
Amortization of net actuarial loss	88	115
Amortization of prior service credit	(128)	(110)
Losses on curtailments and settlements	295	-
Net periodic pension cost for defined benefit plans	1,300	1,062
Cost for multiemployer pension plans	207	138
Cost for defined contribution plans	¥1,180	¥1,365

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The amounts of net periodic benefit cost in pension and severance plans for the three months ended December 31, 2011 and 2012 were as follows:

	Yen in millions
	For the three months ended December 31
	2011	2012
Net periodic pension cost for defined benefit plans:
Service cost	¥348	¥302
Interest cost	108	201
Expected return on plan assets	(79)	(139)
Amortization of net actuarial loss	29	39
Amortization of prior service credit	(42)	(37)
Losses on curtailments and settlements	163	-
Net periodic pension cost for defined benefit plans	527	366
Cost for multiemployer pension plans	102	46
Cost for defined contribution plans	¥400	¥481

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

9. Earnings per share:

The table below sets forth a reconciliation of the differences between basic and diluted income attributable to Nidec Corporation per share for the nine and three months ended December 31, 2011 and 2012:

	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the nine months ended December 31, 2011:
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥32,923	137,709	¥239.07
Loss on discontinued operations attributable to Nidec Corporation	(1,269)	137,709	(9.21)
Net income attributable to Nidec Corporation	¥31,654	137,709	¥229.86
Effect of dilutive securities: Zero coupon convertible bonds	(42)	9,411
Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥32,881	147,120	¥223.50
Loss on discontinued operations attributable to Nidec Corporation	(1,269)	147,120	(8.63)
Net income attributable to Nidec Corporation	¥31,612	147,120	¥214.87
For the nine months ended December 31, 2012:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥28,216	134,617	¥209.60
Effect of dilutive securities: Zero coupon convertible bonds	(45)	9,411
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥28,171	144,028	¥195.59

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the three months ended December 31, 2011:
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥9,390	136,835	¥68.62
Loss on discontinued operations attributable to Nidec Corporation	(265)	136,835	(1.94)
Net income attributable to Nidec Corporation	¥9,125	136,835	¥66.68
Effect of dilutive securities: Zero coupon convertible bonds	(14)	9,411
Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥9,376	146,246	¥64.11
Loss on discontinued operations attributable to Nidec Corporation	(265)	146,246	(1.81)
Net income attributable to Nidec Corporation	¥9,111	146,246	¥62.30
For the three months ended December 31, 2012:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥1,700	135,533	¥12.55
Effect of dilutive securities: Zero coupon convertible bonds	(15)	9,411
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥1,685	144,944	¥11.63

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

10. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 41.0% and 38.0% for the nine months ended December 31, 2011 and 2012. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the Nine months ended December 31
	2011	2012
Statutory tax rate	41.0%	38.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(18.9)	(17.1)
Tax (benefit) on undistributed earnings	(1.1)	5.6
Valuation allowance	1.5	(1.0)
Liabilities for unrecognized tax benefits	4.2	-
Changes in Japanese income tax rates	1.1	-
Other	(2.1)	(2.1)
Estimated effective income tax rate	25.7%	23.4%

The estimated effective income tax rate decreased 2.3 percentage points from 25.7% for the nine months ended December 31, 2011 to 23.4% for the nine months ended December 31, 2012. This is mainly due to the lower statutory tax rate, a decrease to nil of liabilities for unrecognized tax benefits and a decrease to nil of the impact of changes in Japanese income tax rate, partially offset by an increase in tax on undistributed earnings and other factors. Liabilities for unrecognized tax benefits decreased to nil because a subsidiary in Thailand was no longer required to accrue such liabilities starting in the current fiscal year pursuant to an agreement under the applicable bilateral advance pricing arrangement. Changes in Japanese income tax rates had an effect of increasing our effective tax rate for the nine months ended December 31, 2011 because the statutory tax rate applied to calculating our deferred tax assets and deferred tax liabilities was reduced to 38% or 36% from 41% in the nine-month period based on the recently enacted tax reform.

11. Flooding in Thailand:

NIDEC has insurance policies which cover certain damage directly caused by the flooding in Thailand that occurred in October 2011. The insurance policies cover the damage associated with fixed assets and inventories. NIDEC has recognized insurance recoveries up to replacement cost that was approved by insurance company at some of NIDEC’s subsidiaries. As a result, NIDEC has recorded a net gain of ¥3,862 million in operating gain for the nine months ended December 31, 2012.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

12. Contingencies:

NIDEC has guaranteed approximately ¥77 million of bank loans for employees in connection with their housing costs at December 31, 2012. If an employee defaults on his/her loan payments, NIDEC would be required to perform under the guarantee.

The maximum undiscounted amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥77 million. The current carrying amount of the liabilities for NIDEC’s obligations under the guarantee is zero.

NIDEC is contingently liable under bid bonds, advance payment bonds, performance bonds, warranty bonds and payment bonds, totaling ¥6,577 million as of December 31, 2012, primarily for guarantees of our performance on projects currently in execution or under warranty. Those consist mainly of Nidec ASI’s contingent liabilities through acquisition of Nidec ASI. No material claims have been made against guarantees, and based on our current experience and current expectations, we do not anticipate any material claims.

13. Derivatives:

NIDEC manages the exposures to fluctuations in foreign exchange rate, interest rate and commodity prices movements through the use of derivative financial instruments which include foreign exchange forward contracts, currency option contracts, interest rate swap agreements and commodities agreements. NIDEC does not hold derivative financial instruments for trading purposes. NIDEC is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

Cash flow hedges

NIDEC uses foreign exchange forward contracts, interest rate swap agreements and commodities agreements designated as cash flow hedges to protect against a portion of foreign exchange rate risks, interest rate risks and commodity prices risks inherent in its forecasted transactions related to purchase commitments.

Derivatives not designated as hedges

NIDEC is unable or has elected not to apply hedge accounting to some of the derivatives from time to time. The changes in the fair value of these contracts are recorded in ‘Other income (expense)’.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The Contractual Amounts Outstanding of Derivative Instruments

Derivatives designated as hedging instruments are as follows:

	Yen in millions
	March 31, 2012	December 31, 2012
Foreign exchange forward contracts	¥7,609	¥6,832
Interest rate swap agreements	-	32,657
Commodity futures	3,102	3,016

Derivatives not designated as hedging instruments are as follows:

	Yen in millions
	March 31, 2012	December 31, 2012
Foreign exchange forward contracts	¥-	¥412
Currency option contracts	-	365

Fair Values of Derivative Instruments

Derivatives designated as cash flow hedge are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions
		March 31, 2012	December 31, 2012
Foreign exchange forward contracts	Other current assets	¥165	¥342
Commodity futures	Other current assets	22	4

		Liability Derivatives
	Balance sheet location	Yen in millions
		March 31, 2012	December 31, 2012
Foreign exchange forward contracts	Other current liabilities	¥-	¥1
Interest rate swap agreements	Other current liabilities	-	21
Commodity futures	Other current liabilities	44	14

Derivatives not designated as hedging instruments are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions
		March 31, 2012	December 31, 2012
Foreign exchange forward contracts	Other current assets	¥-	¥15
Currency option contracts	Other current assets	-	4

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The Effect of Derivative Instruments on the Consolidated Statements of Income for the nine months ended December 31, 2011 and 2012

Derivatives designated as cash flow hedge are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions
	For the nine months ended December 31
	2011	2012
Foreign exchange forward contracts	¥(540)	¥101
Interest rate swap agreements	-	(12)
Commodity futures	(304)	4

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions
		For the nine months ended December 31
		2011	2012
Foreign exchange forward contracts	Cost of sales	¥23	¥11
Interest rate swap agreements	Interest expense	-	1
Commodity futures	Cost of sales	(136)	(155)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the nine months ended December 31, 2012.

A net gain of ¥137 million in accumulated other comprehensive income at December 31, 2012 is expected to be reclassified into earnings within the next 12 months.

As of December 31, 2012, the maximum length of time over which NIDEC hedged its exposure to variability in future cash flows for forecasted transactions was approximately 36 months.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions
		For the nine months ended December 31
		2011	2012
Foreign exchange forward contracts	Foreign exchange gain (loss), net	¥-	¥18
Currency option contracts	Foreign exchange gain (loss), net	-	30
Interest rate currency swap agreements	Other, net	2	-

The Effect of Derivative Instruments on the Consolidated Statements of Income for the three months ended December 31, 2011 and 2012

Derivatives designated as cash flow hedge are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions
	For the three months ended December 31
	2011	2012
Foreign exchange forward contracts	¥69	¥28
Interest rate swap agreements	-	(3)
Commodity futures	218	(42)

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions
		For the three months ended December 31
		2011	2012
Foreign exchange forward contracts	Cost of sales	¥(72)	¥41
Interest rate swap agreements	Interest expense	-	0
Commodity futures	Cost of sales	(133)	(20)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the three months ended December 31, 2012.

Derivatives not designated as hedging instruments are as follows:

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Gains (losses) recognized in income

	Statement of income location	Yen in millions
		For the three months ended December 31
		2011	2012
Foreign exchange forward contracts	Foreign exchange gain (loss), net	¥-	¥10
Currency option contracts	Foreign exchange gain (loss), net	-	21
Interest rate currency swap agreements	Other, net	-	-

14. Fair Value:

Under Statement of ASC 820, “Fair Value Measurements and Disclosures”, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect NIDEC’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels.

Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs (other than quoted prices) that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Assets and liabilities that are measured at Fair Value on a Recurring Basis:

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by ASC 820, on a recurring basis.

	Yen in millions
	Fair Value at March 31, 2012	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Assets:
Marketable securities	¥14,051	¥14,051	-	-
Derivatives	187	22	165	-
Total assets:	¥14,238	¥14,073	¥165	-
Liabilities:
Derivatives	¥44	¥44	-	-

	Yen in millions
	Fair Value at December 31, 2012	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Assets:
Marketable securities and other securities investments	¥12,965	¥12,584	¥381	-
Derivatives	365	4	361	-
Total assets:	¥13,330	¥12,588	¥742	-
Liabilities:
Derivatives	¥36	¥14	¥22	-

Level 1 securities and derivatives including commodity futures are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 securities are valued using non-active market prices for identical assets.

Level 2 derivatives including foreign exchange contracts are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates, and interest rates.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Fair value of financial instruments:

The estimated fair values of NIDEC’s financial instruments, excluding those disclosed elsewhere, are summarized as follows:

	Yen in millions
	March 31, 2012
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥130,290	¥130,290
Short-term investments	7,810	7,810
Short-term loan receivable	119	119
Long-term loan receivable	85	86
Short-term borrowings	(59,608)	(59,608)
Commercial papers	(27,000)	(27,000)
Long-term debt including the current portion and excluding capital lease obligation	¥(100,602)	¥(103,218)

	Yen in millions
	December 31, 2012
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥151,385	¥151,385
Short-term investments	2,647	2,647
Short-term loan receivable	148	148
Long-term loan receivable	57	60
Short-term borrowings	(35,432)	(35,432)
Commercial papers	-	-
Long-term debt including the current portion and excluding capital lease obligation	¥(276,725)	¥(276,300)

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments, short-term loans receivable, short-term borrowings and commercial papers: In the normal course of business, substantially all cash and cash equivalents, short-term investments (time deposits), short-term loans receivable, short-term borrowings and commercial papers are highly liquid and are carried at amounts that approximate fair value.

Long-term loan receivable: NIDEC’s long-term loan receivable instruments are classified as Level 2 instruments. The fair value of long-term loans was estimated by discounting expected future cash flows.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Long-term debt: NIDEC’s long-term debt instruments are classified as Level 2 instruments. The fair value of bonds issued by NIDEC was estimated based on their market price which was influenced by, and corresponded to stock price. The fair value of long-term bank loans (including the current portion and excluding the capital lease obligation) was estimated based on the discounted amounts of future cash flows using NIDEC’s current incremental borrowing rates for similar liabilities.

15. Segment data:

In accordance with ASC 205-20, “Presentation of Financial Statements-Discontinued Operations”, amounts in the segment information do not reflect discontinued operations, and previous fiscal year’s segment information has been reclassified.

(1) Enterprise-wide information

The following table provides product information for the nine months ended December 31, 2011 and 2012:

	Yen in millions
	For the nine months ended December 31
	2011	2012
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥131,434	¥125,540
Other small precision motors	117,752	117,425
Sub-total	249,186	242,965
Automotive, appliance, commercial and industrial products	156,349	174,238
Machinery	50,139	46,499
Electronic and optical components	52,934	53,484
Others	6,125	6,024
Consolidated total	¥514,733	¥523,210

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following table provides product information for the three months ended December 31, 2011 and 2012:

	Yen in millions
	For the three months ended December 31
	2011	2012
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥38,169	¥36,935
Other small precision motors	40,379	37,578
Sub-total	78,548	74,513
Automotive, appliance, commercial and industrial products	49,610	61,605
Machinery	13,523	15,233
Electronic and optical components	13,783	16,057
Others	1,978	2,262
Consolidated total	¥157,442	¥169,670

(2) Operating segment information

The operating segments reported below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by NIDEC’s chief operating decision maker. NIDEC’s chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to segments.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, DC motors, fans, and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its automotive products business .

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors and fans.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The Nidec Philippines segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produce and sell hard disk drive motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic parts.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Tosok segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive parts and machinery.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation (renamed from Nidec Techno Motor Holdings Corporation on April 1, 2012), a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, subsidiaries of Nidec US Holdings Corporation, which is an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell appliance, commercial and industrial products. This segment also includes the newly consolidated subsidiaries, which are Nidec ASI, Avtron and Kinetek, which were newly consolidated in the nine months ended December 31, 2012.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators in France, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell automotive products.

All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

NIDEC evaluates performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K.), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management, and the principal differences that affect segmental operating income or loss are accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that the monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following tables show net sales to external customers and other financial information by operating segment for the nine and three months ended December 31, 2011 and 2012, respectively:

Business segment

	Yen in millions
	For the nine months ended December 31
	2011	2012
Net sales to external customers:
Nidec Corporation	¥41,165	¥17,922
Nidec Electronics (Thailand)	48,131	47,335
Nidec (Zhejiang)	20,219	16,785
Nidec (Dalian)	3,321	2,869
Nidec Singapore	20,182	37,535
Nidec (H.K.)	38,313	39,243
Nidec Philippines	10,319	11,579
Nidec Sankyo	61,441	54,967
Nidec Copal	38,648	39,316
Nidec Tosok	24,601	23,793
Nidec Copal Electronics	22,252	20,003
Nidec Techno Motor	30,671	28,162
Nidec Motor	64,271	80,671
Nidec Motors & Actuators	32,549	31,443
All Others	57,989	71,106
Total	514,072	522,729
Adjustments*1	661	481
Consolidated total	¥514,733	¥523,210

*1 US GAAP adjustments related to the differences of revenue recognition between recognition at the time of shipment and at the time of customer receipt are main components of Adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Business segment

	Yen in millions
	For the three months ended December 31
	2011	2012
Net sales to external customers:
Nidec Corporation	¥7,493	¥5,597
Nidec Electronics (Thailand)	8,265	13,489
Nidec (Zhejiang)	7,398	4,713
Nidec (Dalian)	1,120	740
Nidec Singapore	13,031	11,761
Nidec (H.K.)	12,228	11,062
Nidec Philippines	4,288	3,625
Nidec Sankyo	18,526	18,659
Nidec Copal	9,974	10,386
Nidec Tosok	9,236	7,131
Nidec Copal Electronics	7,174	6,367
Nidec Techno Motor	8,287	8,913
Nidec Motor	18,825	31,627
Nidec Motors & Actuators	11,411	10,476
All Others	20,060	24,527
Total	157,316	169,073
Adjustments*1	126	597
Consolidated total	¥157,442	¥169,670

*1 US GAAP adjustments related to the differences of revenue recognition between recognition at the time of shipment and at the time of customer receipt are main components of Adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the nine months ended December 31
	2011	2012
Net sales to other operating segments:
Nidec Corporation	¥63,488	¥80,863
Nidec Electronics (Thailand)	26,069	26,683
Nidec (Zhejiang)	2,411	2,192
Nidec (Dalian)	12,241	9,024
Nidec Singapore	354	527
Nidec (H.K.)	753	1,487
Nidec Philippines	16,832	19,527
Nidec Sankyo	321	249
Nidec Copal	1,748	1,638
Nidec Tosok	118	141
Nidec Copal Electronics	15	14
Nidec Techno Motor	715	2,395
Nidec Motor	14	100
Nidec Motors & Actuators	8,004	10,947
All Others	39,382	42,001
Total	172,465	197,788
Intersegment elimination	¥(172,465)	¥(197,788)
Consolidated total	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the three months ended December 31
	2011	2012
Net sales to other operating segments:
Nidec Corporation	¥26,139	¥23,168
Nidec Electronics (Thailand)	5,875	6,989
Nidec (Zhejiang)	1,046	706
Nidec (Dalian)	3,502	2,020
Nidec Singapore	133	171
Nidec (H.K.)	284	245
Nidec Philippines	6,158	5,917
Nidec Sankyo	70	73
Nidec Copal	597	485
Nidec Tosok	54	44
Nidec Copal Electronics	6	5
Nidec Techno Motor	234	934
Nidec Motor	14	29
Nidec Motors & Actuators	3,223	1,265
All Others	13,560	13,238
Total	60,895	55,289
Intersegment elimination	¥(60,895)	¥(55,289)
Consolidated total	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the nine months ended December 31
	2011	2012
Operating income or loss:
Nidec Corporation	¥2,204	¥(2,186)
Nidec Electronics (Thailand)	12,302	11,433
Nidec (Zhejiang)	707	38
Nidec (Dalian)	317	379
Nidec Singapore	321	511
Nidec (H.K.)	259	121
Nidec Philippines	5,058	4,648
Nidec Sankyo	6,295	3,889
Nidec Copal	3,893	(156)
Nidec Tosok	2,478	1,546
Nidec Copal Electronics	3,386	2,766
Nidec Techno Motor	2,438	3,120
Nidec Motor	1,860	3,186
Nidec Motors & Actuators	1,716	3,012
All Others	8,012	10,044
Total	51,246	42,351
Consolidation adjustments mainly related to elimination of intersegment profits	3,067	1,664
Reclassification *1	(269)	1,214
U.S. GAAP adjustments and Others *2	251	(527)
Consolidated total	¥54,295	¥44,702

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly loss on sales or disposals of fixed assets for the nine months ended December 31, 2011 and 2012.

*2 Others is mainly from the amortization of capitalized assets related to business combinations for the nine months ended December 31, 2011 and 2012.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the three months ended December 31
	2011	2012
Operating income or loss:
Nidec Corporation	¥(257)	¥(3,184)
Nidec Electronics (Thailand)	2,203	1,281
Nidec (Zhejiang)	176	(263)
Nidec (Dalian)	(100)	(211)
Nidec Singapore	235	133
Nidec (H.K.)	124	32
Nidec Philippines	2,216	808

Nidec Sankyo

	943	610
Nidec Copal	832	(2,419)
Nidec Tosok	1,164	607
Nidec Copal Electronics	867	857
Nidec Techno Motor	272	922
Nidec Motor	143	1,145
Nidec Motors & Actuators	753	621
All Others	2,689	2,120
Total	12,260	3,059
Consolidation adjustments mainly related to elimination of intersegment profits	1,855	584
Reclassification *1	(218)	(1,099)
U.S. GAAP adjustments and Others *2	(369)	(27)
Consolidated total	¥13,528	¥2,517

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly loss on sales or disposals of fixed assets for the three months ended December 31, 2011 and 2012.

*2 Others is mainly from the amortization of capitalized assets related to business combinations for the three months ended December 31, 2011 and 2012.

16. Subsequent event:

Own share repurchase-

On January 24, 2013, the Company's Board of Directors resolved to repurchase its own shares, pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

This resolution is a part of efforts to ensure agile capital management highly responsive to the changing business environment. The details of the share repurchase are as follows:

1. Class of shares:	Common stock
2. Total number of shares to be repurchased:	Up to 3,000,000 shares (2.21% of total number of shares issued excluding treasury stock)
3. Total repurchase amount:	Up to 20 billion yen
4. Period of repurchase:	From January 25, 2013 to January 24, 2014